UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  ☒       Form 40-F  ☐

US$40,000,000 SHARE REPURCHASE PROGRAM

Bitdeer Technologies Group (the “Company”) has completed its US$20,000,000 share repurchase program approved in February 2025, and its board of directors approved, on May 30, 2025, a new share repurchase program to repurchase up to US$40,000,000 worth of its Class A ordinary shares, effective from May 30, 2025 through May 29, 2026.

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of the Company on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041 and No. 333-283732) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chairman of the Board and Chief Executive Officer

Date: May 30, 2025

2